Seyfarth Shaw LLP

131 South Dearborn Street

Suite 2400

Chicago, Illinois 60603

September 27, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Washington, D.C.  20549

Re:

Monetta Trust (the “Registrant”)

No. 33-54822 (1933 Act)

Dear Sir or Madam:

We are counsel for the Monetta Trust, which is today filing Post-Effective Amendment No. 25 to its registration statement on Form N-1A pursuant to Rule 485(a)(2) under the Securities Act of 1933, for the purpose of registering shares of a new series of the Trust known as the “Monetta Young Investor Fund.”  Please feel free to contact me with any comments on the enclosed filing.  Thank you very much.

Very truly yours,

SEYFARTH SHAW LLP

/S/ ARTHUR DON

Direct dial:  312-460-5611

E-mail:  adon@seyfarth.com

Fax:  312-460-7611